4th November 2005

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Joint Announcement dated 2 November 2005 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

Encl.
AC/kh

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

新世界信息科技有限公司*
New World TMT Limited
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0301)

JOINT ANNOUNCEMENT

(1) PROPOSED PRIVATISATION OF NEW WORLD TMT LIMITED BY NEW WORLD DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT (UNDER SECTION 86 OF THE COMPANIES LAW)

(2) POSSIBLE CONNECTED TRANSACTION FOR NEW WORLD DEVELOPMENT COMPANY LIMITED

(3) RESUMPTION OF TRADING IN SHARES OF NEW WORLD TMT LIMITED

Financial Adviser to New World Development Company Limited

Standard Chartered Bank (Hong Kong) Limited

SCHEME OF ARRANGEMENT

The respective directors of NWD and NWTMT jointly announce that on 1 November 2005, NWD requested the board of directors of NWTMT to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of NWTMT by way of a scheme of arrangement under Section 86 of the Companies Law.

NWD proposes that the Scheme Shares will be cancelled in exchange for HK$0.75 in cash for each Scheme Share. Under the Scheme, the total consideration payable for the Scheme Shares will be payable by NWD. **The Cancellation Price will not be increased, and NWD does not reserve the right to do so.**

The Cancellation Price represents a premium of approximately 78.6% over the closing price of HK$0.42 per Share as quoted on the Stock Exchange on 1 November 2005 (being the last full trading day in the Shares prior to the suspension of trading in the Shares pending the issue of this announcement), a premium of approximately 76.1% over the average closing price of approximately HK$0.426 per Share based on the daily closing prices as quoted on the Stock Exchange for the 10 trading days up to and including 1 November 2005 and equal to the audited consolidated net asset value per Share of approximately HK$0.75 as at 30 June 2005. The Proposal will be implemented by way of the Scheme. The listing of the Shares on the Stock Exchange will be withdrawn following the effective date of the Scheme upon which NWTMT will become an indirect wholly-owned subsidiary of NWD. The Proposal is conditional upon the fulfilment or waiver, as applicable, of the conditions as described in the section headed "Conditions of the Proposal" below. All of the conditions will have to be fulfilled or waived, as applicable, on or before 31 May 2006 (or such later date as NWD and NWTMT may agree or, to the extent applicable, as the Grand Court may direct), failing which the Scheme will lapse.

As at the Announcement Date, the Scheme Shareholders were interested in 435,618,522 Shares, representing approximately 45.75% of the issued share capital of NWTMT.

As at the Announcement Date, there were no options, warrants or convertible securities in respect of the Shares held by NWD or parties acting in concert with it or outstanding derivatives in respect of the Shares entered into by NWD or parties acting in concert with it. As at the Announcement Date, the authorised share capital of NWTMT is HK$2,000,000,000 divided into 2,000,000,000 Shares and the issued share capital of NWTMT is HK$952,180,007 divided into 952,180,007 Shares. Apart from the Shares, NWTMT does not have any warrants, options, derivatives, convertible securities or other securities in issue.

The amount of cash required for the Proposal is approximately HK$326.7 million. NWD intends to finance the cash required for the Proposal from bank borrowings. Standard Chartered, the financial adviser to NWD, is satisfied that sufficient financial resources are available to NWD for the implementation of the Proposal.

SHAREHOLDING IN NWTMT

As at the Announcement Date, NWD held through an indirect wholly-owned subsidiary 516,561,485 Shares, representing approximately 54.25% of the issued share capital of NWTMT. Such Shares will not form part of the Scheme Shares and will not be voted at the Court Meeting. As at the Announcement Date, FCIL is interested in 3,357,600 Shares, representing approximately 0.35% of the issued share capital of NWTMT, Mrs. Cheng is interested in 1,000,000 Shares, representing approximately 0.11% of the issued share capital of NWTMT, Dr. Sin Wai-Kin, David is interested in 5,594 Shares and his spouse is interested in 53 Shares and Mr. Liang Chong-Hou, David is interested in 262 Shares. FCIL is a wholly-owned subsidiary of NWS, which in turn is a non wholly-owned subsidiary of NWD; Mrs. Cheng is the spouse of Dr. Cheng Kar-Shun, Henry, managing director of NWD and Chairman of NWTMT; Dr. Sin Wai-Kin, David and Mr. Liang Chong-Hou, David are executive directors of NWD; accordingly, they are presumed to be parties acting in concert with NWD under the Takeovers Code.

As at the Announcement Date, and subject to Note 1 to Rule 3.5 of the Takeovers Code, Standard Chartered and other members of its group are deemed to be acting in concert with NWD under the Takeovers Code and Standard Chartered and other members of its group were interested in 13 Shares.

DESPATCH OF SCHEME DOCUMENT

A scheme document of NWTMT containing, inter alia, further details of the Proposal and the Scheme, the expected timetable, an explanatory memorandum as required under the Companies Law and the Rules of the Grand Court, information regarding NWTMT, recommendations from the independent board committee of NWTMT with respect to the Proposal and the Scheme and the advice of the independent financial adviser to the independent board committee of NWTMT, a notice of the Court Meeting and a notice of an extraordinary general meeting of NWTMT, together with proxies in relation thereto, will be despatched to the Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code and the Grand Court.

SUSPENSION AND RESUMPTION OF TRADING

At the request of NWTMT, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on 2 November 2005, pending the issue of this announcement. Application has been made by NWTMT to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 3 November 2005.

Shareholders of NWTMT and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out below being fulfilled or waived, as applicable, and thus the Proposal and the Scheme may or may not become effective. They should therefore exercise caution when dealing in the Shares.

INTRODUCTION

On 1 November 2005, NWD requested the board of directors of NWTMT to put forward a proposal to the Scheme Shareholders regarding a proposed privatisation of NWTMT by way of a scheme of arrangement under Section 86 of the Companies Law. NWD is the controlling shareholder of NWTMT, holding through an indirect wholly-owned subsidiary 516,561,485 Shares, representing approximately 54.25% of the issued share capital of NWTMT as at the Announcement Date.

TERMS OF THE PROPOSAL

The Scheme will provide that the Scheme Shares be cancelled and, in consideration thereof, each Scheme Shareholder will be entitled to receive HK$0.75 in cash for each Scheme Share held. **The Cancellation Price will not be increased, and NWD does not reserve the right to do so**. Under the Scheme, the total consideration payable for the Scheme Shares will be payable by NWD.

The Cancellation Price of HK$0.75 per Scheme Share represents:

- a premium of approximately 78.6% over the closing price of HK$0.42 per Share as quoted on the Stock Exchange on 1 November 2005 (being the last full trading day in the Shares prior to the suspension of trading in the Shares pending the issue of this announcement);

- a premium of approximately 76.1% over the average closing price of approximately HK$0.426 per Share based on the daily closing prices as quoted on the Stock Exchange for the 10 trading days up to and including 1 November 2005;

- a premium of approximately 70.1% over the average closing price of approximately HK$0.441 per Share based on the daily closing prices as quoted on the Stock Exchange for the 30 trading days up to and including 1 November 2005;

- a premium of approximately 66.4% over the average closing price of approximately HK$0.451 per Share based on the daily closing prices as quoted on the Stock Exchange for the 60 trading days up to and including 1 November 2005;

- a premium of approximately 51.0% over the average closing price of approximately HK$0.497 per Share based on the daily closing prices as quoted on the Stock Exchange for the 180 trading days up to and including 1 November 2005; and

- the audited consolidated net asset value per Share of approximately HK$0.75 as at 30 June 2005.

On the basis of the Cancellation Price, which was arrived at on an arm's length and commercial basis after taking into account the above and with reference to other privatisation transactions in the past few years, the Proposal values the entire issued share capital of NWTMT as at the Announcement Date at approximately HK$714.1 million. The amount of cash required for the Proposal is approximately HK$326.7 million which will be payable by NWD. NWD intends to finance the cash required for the Proposal from bank borrowings. Standard Chartered, the financial adviser to NWD, is satisfied that sufficient financial resources are available to NWD for the implementation of the Proposal.

CONDITIONS OF THE PROPOSAL

The Scheme will become effective and binding on NWTMT and all Shareholders subject to the fulfilment or waiver (as applicable) of the following conditions:

(a) the approval of the Scheme (by way of poll) by a majority in number of the Independent Shareholders present and voting either in person or by proxy at the Court Meeting representing not less than three-fourths in value of those Shares that are voted either in person or by proxy by the Independent Shareholders at the Court Meeting, provided that the Scheme is not disapproved (by way of poll) by Independent Shareholders at the Court Meeting holding more than 10% in value of all the Shares held by the Independent Shareholders;

(b) the passing of a special resolution to approve and give effect to the reduction of the share capital of NWTMT by a majority of not less than three-fourths of the votes cast by the Shareholders present and voting in person or by proxy at a general meeting of NWTMT;

(c) the Grand Court's sanction of the Scheme (with or without modifications) and its confirmation of the reduction of the share capital of NWTMT, and the delivery to the Registrar of Companies in the Cayman Islands of a copy of the order of the Grand Court for registration;

(d) compliance, to the extent necessary, with the procedural requirements of Section 15 of the Companies Law and compliance with any conditions imposed under Section 16 of the Companies Law in each case in relation to the reduction of the issued share capital of NWTMT;

(e) all Authorisations in connection with the Proposal having been obtained or made from, with or by (as the case may be) the Relevant Authorities, in the Cayman Islands and/or Hong Kong and/or any other relevant jurisdictions;

(f) all Authorisations remaining in full force and effect without variation, and all necessary statutory or regulatory obligations in all relevant jurisdictions having been complied with and no requirement having been imposed by any Relevant Authorities which is not expressly provided for, or is in addition to requirements expressly provided for, in relevant laws, rules, regulations or codes in connection with the Proposal or any matters, documents (including circulars) or things relating thereto, in each aforesaid case up to and at the time when the Scheme becomes effective;

(g) all necessary consents which may be required under any existing contractual obligations of NWTMT being obtained; and

(h) if required, the obtaining by NWD of such other necessary consent, approval, authorisation, permission, waiver or exemption which may be required from any Relevant Authorities or other third parties which are necessary or desirable for the performance of the Scheme under the applicable laws and regulations.

NWD reserves the right to waive conditions (e), (f), (g) and (h) either in whole or in part in respect of any particular matter. Conditions (a) to (d) cannot be waived in any event. All of the above conditions will have to be fulfilled or waived, as applicable, on or before 31 May 2006 (or such later date as NWD and NWTMT may agree or, to the extent applicable, as the Grand Court may direct), failing which the Scheme will lapse.

Warning:

Shareholders of NWTMT and/or potential investors should be aware that the implementation of the Proposal and the Scheme is subject to the conditions as set out above being fulfilled or waived, as applicable, and thus the Proposal and the Scheme may or may not become effective. They should therefore exercise caution when dealing in the Shares.

SHAREHOLDING STRUCTURE

The table below sets out the shareholding structure of NWTMT as at the Announcement Date and immediately upon completion of the Proposal:

	As at the Announcement Date		**Upon completion of the Proposal** *(notes 6 & 9)*	
Shareholders	*Number of Shares*	*%*	*Number of Shares*	*%*
NWD Group	516,561,485	54.25	952,180,007	100.00
FCIL *(notes 1 & 6)*	3,357,600	0.35	–	–
Mrs. Cheng *(notes 2 & 6)*	1,000,000	0.11	–	–
Dr. Sin Wai-Kin, David *(notes 3 & 6)*	5,647	0.00	–	–
Mr. Liang Chong-Hou, David *(notes 4 & 6)*	262	0.00	–	–
Standard Chartered *(notes 5 & 6)*	13	0.00	–	–
Aggregate number of Shares of the parties presumed to be acting in concert with NWD under the Takeovers Code	4,363,522	0.46	–	–
Aggregate number of Shares of the NWD Group and parties presumed to be acting in concert with NWD under the Takeovers Code *(note 7)*	520,925,007	54.71	952,180,007	100.00
Independent Shareholders *(note 8)*	431,255,000	45.29	–	–
Total	952,180,007	100.00	952,180,007	100.00

Notes:

1. A wholly-owned subsidiary of NWS, which in turn is a non wholly-owned subsidiary of NWD and therefore is presumed to be a party acting in concert with NWD under the Takeovers Code. FCIL is not a connected person of NWD under Chapter 14A of the Listing Rules.

2. The spouse of Dr. Cheng Kar-Shun, Henry, managing director of NWD and Chairman of NWTMT, and therefore is presumed to be a party acting in concert with NWD under the Takeovers Code.

3. An executive director of NWD and therefore is presumed to be a party acting in concert with NWD under the Takeovers Code. The figure includes his personal interests and family interests.

4. An executive director of NWD and therefore is presumed to be a party acting in concert with NWD under the Takeovers Code.

5. A financial adviser to NWD and therefore is presumed to be a party acting in concert with NWD under the Takeovers Code.

6. All of the Shares in which FCIL, Mrs. Cheng, Dr. Sin Wai-Kin, David and his spouse, Mr. Liang Chong-Hou, David and Standard Chartered are respectively interested as set out in this table will form part of the Scheme Shares.

7. The figure represents the aggregate shareholding of the NWD Group and parties presumed to be acting in concert with NWD under the Takeovers Code.

8. According to notifications received by NWTMT under Part XV of the SFO, AIG Fund II was interested in 96,848,750 Shares (representing approximately 10.17% of the issued share capital of NWTMT). Those shares form part of the 431,255,000 Shares held by Independent Shareholders as described above.

9. Under the Scheme, the share capital of NWTMT will, on the effective date of the Scheme, be reduced by cancelling and extinguishing the Scheme Shares. Forthwith upon such reduction, the share capital of NWTMT will be increased to its former amount by the issue of the same number of Shares as is equal to the Scheme Shares cancelled and the credit arising in NWTMT's books of account as a result of the capital reduction will be applied in paying up in full at par the 435,618,522 new Shares issued, credited as fully paid, to the NWD Group or as NWD may direct.

Following the effective date of the Scheme and the withdrawal of listing of the Shares on the Stock Exchange, NWTMT will become an indirect wholly-owned subsidiary of NWD.

As at the Announcement Date, there were no options, warrants or convertible securities in respect of the Shares held by NWD or parties acting in concert with it or outstanding derivatives in respect of the Shares entered into by NWD or parties acting in concert with it. As at the Announcement Date, the authorised share capital of NWTMT is HK$2,000,000,000 divided into 2,000,000,000 Shares and the issued share capital of NWTMT is HK$952,180,007 divided into 952,180,007 Shares. Apart from the Shares, NWTMT does not have any warrants, options, derivatives, convertible securities or other securities in issue.

REASONS FOR AND BENEFITS OF THE PROPOSAL

For Scheme Shareholders

The trading volume of the Shares has been thin, resulting in the low liquidity of the Shares. The average daily trading volume for the 6 months up to and including 1 November 2005 (being the last full trading day in the Shares prior to the suspension of trading in the Shares pending the issue of this announcement) of approximately 296,118 Shares was approximately 0.09% of the free float of the Shares trading on the Stock Exchange. Given the low liquidity of the Shares traded on the Stock Exchange and NWTMT has not paid dividend after fiscal year 2000, the directors of NWD are of the opinion that there is currently limited exit potential for the Scheme Shareholders.

Since NWD Group and FCIL already own approximately 54.60% of NWTMT as at the Announcement Date, the directors of NWD believe that it is unlikely that the Scheme Shareholders will receive any other general offer from a third party to acquire the Scheme Shares, as such offer would not succeed without the approval of NWD. In addition, Shareholders should note that no discussions have taken place (or are taking place) with any third party regarding the disposal of any of the Shares held by NWD and NWD have no intention of discontinuing NWTMT's businesses.

As the Cancellation Price represents a premium of approximately 76.1%, approximately 70.1%, approximately 66.4% and approximately 51.0% over the 10-day, 30-day, 60-day and 180-day approximate average closing price per Share as detailed above in this announcement, the directors of NWD believe that the Proposal will provide an opportunity for all Scheme Shareholders to realise their investments in NWTMT at a price significantly above the prevailing market price of the Shares.

For NWD

Given the low liquidity of the Shares, the directors of NWD believe that NWTMT's ability to raise funds from the public equity markets is currently limited and any significant improvement in this regard in the foreseeable future is unlikely. Consequently, the directors of NWD consider that the costs and management resources associated with the maintenance of NWTMT's listing on the Main Board of the Stock Exchange and its publicly listed status, which are needed in order to access the public equity capital markets, are no longer warranted.

NWD accordingly considers that the Proposal is in the interests of NWD and its shareholders as it will simplify the group structure and will bring about more flexibility to take the businesses of NWTMT forward in an efficient and sustainable manner.

If the Scheme is not approved or the Proposal is not implemented, NWD intends that NWTMT will continue with its existing nature of business.

INFORMATION ON NWTMT

NWTMT is a company incorporated in the Cayman Islands with limited liability, whose shares have been listed on the Stock Exchange since 27 October 1995. The principal business activities of the NWTMT Group are development, investment, operation and/or management of telecommunications, media and technology businesses in Hong Kong and the PRC.

A summary of the audited consolidated results of NWTMT for the two financial years ended 30 June 2004 and 30 June 2005 is set out below:

	For the year ended	
	30 June 2005	**30 June 2004**
	HK$'000	*HK$'000*
Turnover	353,774	368,847
Operating loss	(588,521)	(5,306,510)
Loss before taxation	(877,072)	(5,527,129)
Loss after taxation (but before minority interests)	(881,236)	(5,527,866)
Loss attributable to Shareholders	(866,224)	(5,507,258)

As at 30 June 2005, the audited consolidated net assets of NWTMT were approximately HK$712.0 million or approximately HK$0.75 per Share.

INFORMATION ON NWD

NWD is a company incorporated in Hong Kong with limited liability, whose shares are listed on the Stock Exchange. NWD, through an indirect wholly-owned subsidiary, held an approximately 54.25% interest in the issued share capital of NWTMT as at the Announcement Date. The principal activities of NWD and its subsidiaries are property development, property investments, hotel and infrastructure investments, services and telecommunications and technology business, primarily in Hong Kong and the PRC.

WITHDRAWAL OF LISTING OF THE SHARES

Upon the Scheme becoming effective, all Scheme Shares will be cancelled and the share certificates for the Scheme Shares will thereafter cease to have effect as documents or evidence of title. NWTMT will apply to the Stock Exchange for the withdrawal of the listing of the Shares on the Stock Exchange immediately following the effective date of the Scheme. The Scheme Shareholders will be notified by way of a press announcement of the exact dates of the last day for dealing in the Shares and on which the Scheme and the withdrawal of the listing of the Shares on the Stock Exchange will become effective. A detailed timetable of the Scheme will be included in the scheme document, which will also contain, inter alia, further details of the Scheme.

The listing of the Shares on the Stock Exchange will not be withdrawn if the Scheme is not approved or lapses.

OVERSEAS SHAREHOLDERS

The making of the Proposal to Shareholders not resident in Hong Kong may be subject to the laws of the relevant jurisdictions. Such Shareholders should inform themselves appropriately and observe any applicable legal or regulatory requirements. It is the responsibility of any overseas Shareholders wishing to accept the Proposal to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction.

LISTING RULES IMPLICATION ON NWD

As at the Announcement Date, AIG Fund II is interested in 96,848,750 Shares, representing approximately 10.17% of the issued share capital of NWTMT. The Shares in which AIG Fund II is interested as at the Announcement Date has a value of approximately HK$72.6 million based on the Cancellation Price. As AIG Fund II is a substantial shareholder of NWTMT and hence a connected person of NWD, the payment by NWD of the Cancellation Price of approximately HK$72.6 million to AIG Fund II (or to the appropriate registered holder of the relevant Shares) in consideration for the cancellation of AIG Fund II's interest in NWTMT constitutes a connected transaction for NWD under the Listing Rules. However, since with respect to the consideration payable by NWD to such connected person of approximately HK$72.6 million, each of the Applicable Percentage Ratios is less than 2.5%, NWD is only subject to the reporting and announcement requirements, but exempt from the independent shareholders' approval requirements, in Chapter 14A of the Listing Rules in relation to such transaction.

As at the Announcement Date, Mrs. Cheng is interested in 1,000,000 Shares, representing approximately 0.11% of the issued share capital of NWTMT, Dr. Sin Wai-Kin, David is interested in 5,594 Shares and his spouse is interested in 53 Shares and Mr. Liang Chong-Hou, David is interested in 262 Shares. As Mrs. Cheng is the spouse of Dr. Cheng Kar-Shun, Henry, managing director of NWD and Chairman of NWTMT, and Dr. Sin Wai-Kin, David and Mr. Liang Chong-Hou, David are executive directors of NWD, hence each of them a connected person of NWD, the aggregate payment by NWD of the Cancellation Price of approximately HK$0.8 million to Mrs. Cheng, Dr. Sin Wai-Kin, David and his spouse and Mr. Liang Chong-Hou, David in consideration for the cancellation of their respective interest in NWTMT constitutes a connected transaction for NWD under the Listing Rules. However, since with respect to the consideration payable by NWD to such connected persons of approximately HK$0.8 million, each of the Applicable Percentage Ratios is less than 0.1%, NWD is exempt from all the reporting, announcement and independent shareholders' approval requirements in Chapter 14A of the Listing Rules in relation to such transaction.

MEETINGS AND SCHEME SHARES

As at the Announcement Date, NWD held through an indirect wholly-owned subsidiary 516,561,485 Shares, representing approximately 54.25% of the issued share capital of NWTMT. Such Shares will not form part of the Scheme Shares and will not be voted at the Court Meeting. As at the Announcement Date, FCIL is interested in 3,357,600 Shares, Mrs. Cheng is interested in 1,000,000 Shares, Dr. Sin Wai-Kin, David is interested in 5,594 Shares and his spouse is interested in 53 Shares and Mr. Liang Chong-Hou, David is interested in 262 Shares. FCIL is a wholly-owned subsidiary of NWS, which in turn is a non wholly-owned subsidiary of NWD; Mrs. Cheng is the spouse of Dr. Cheng Kar-Shun, Henry, managing director of NWD and Chairman of NWTMT; Dr. Sin Wai-Kin, David and Mr. Liang Chong-Hou, David are executive directors of NWD; accordingly, they are presumed to be parties acting in concert with NWD under the Takeovers Code.

As at the Announcement Date, and subject to Note 1 to Rule 3.5 of the Takeovers Code, Standard Chartered and other members of its group are deemed to be acting in concert with NWD under the Takeovers Code and Standard Chartered and other members of its group were interested in 13 Shares.

Each of FCIL, Mrs. Cheng, Dr. Sin Wai-Kin, David and his spouse, Mr. Liang Chong-Hou, David and Standard Chartered will be required to abstain from voting on the Scheme at the Court Meeting of NWTMT to approve and give effect to the Scheme, but the Shares held by them will form part of the Scheme Shares.

NWD has indicated that if the Scheme is approved at the Court Meeting, those Shares held by it or its indirect wholly-owned subsidiaries will be voted in favour of the special resolution to be proposed at the extraordinary general meeting of NWTMT to approve the relevant reduction of the share capital of NWTMT.

SUSPENSION AND RESUMPTION OF TRADING

At the request of NWTMT, trading in the Shares on the Stock Exchange was suspended from 9:30 a.m. on 2 November 2005, pending the issue of this announcement. Application has been made by NWTMT to the Stock Exchange for the resumption of trading in the Shares on the Stock Exchange with effect from 9:30 a.m. on 3 November 2005.

GENERAL

NWD has appointed Standard Chartered as its financial adviser in connection with the Proposal. An independent board committee of NWTMT will be established to advise the Independent Shareholders in connection with the Proposal. An independent financial adviser will be appointed to advise the independent board committee of NWTMT in connection with the Proposal and the Scheme. An announcement will be made by NWTMT after the appointment of the independent financial adviser to advise its independent board committee.

As at the Announcement Date, Dr. Sin Wai-Kin, David is interested in 5,594 Shares and his spouse is interested in 53 Shares and Mr. Liang Chong-Hou, David is interested in 262 Shares. Dr. Sin Wai-Kin, David and Mr. Liang Chong-Hou, David are executive directors of NWD and therefore are presumed to be parties acting in concert with NWD under the Takeovers Code. Each of Dr. Sin Wai-Kin, David and Mr. Liang Chong-Hou, David have confirmed to the SFC that each of them has not taken part as a director in NWD's decision making process as regards the making of the Proposal and each of them have also confirmed and undertaken to the SFC that each of them will not take part as a director in NWD's decision making process as regards the making of the Proposal, will not take part as Shareholder in the Court Meeting to approve the Proposal and will receive no ancillary benefit in respect of the making of the Proposal.

Further, Mrs. Cheng, the spouse of Dr. Cheng Kar-Shun, Henry, managing director of NWD and Chairman of NWTMT, and therefore a person presumed to be a party acting in concert with NWD under the Takeovers Code, is beneficially interested in 1,000,000 Shares, representing approximately 0.11% of the issued share capital of NWTMT as at the Announcement Date. Mrs. Cheng has unconditionally and irrevocably agreed that she will make or procure a donation to a charitable body exempt under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong) of the Cancellation Price if the Proposal becomes effective or the beneficial interest in such Shares should the Proposal fail or lapse. Accordingly, Mrs. Cheng will make no financial gain out of the implementation of the Proposal. As a result of the above arrangement, no issue on conflict of interest will arise under Rule 2.4 of the Takeovers Code. In that regard, and in relation to the Shares in which each of Dr. Sin Wai-Kin, David, his spouse and Mr. Liang Chong-Hou, David is interested as mentioned above, an application will be made to the Executive for a ruling under Rule 2.4 of the Takeovers Code.

A scheme document of NWTMT containing, inter alia, further details of the Proposal and the Scheme, the expected timetable, an explanatory memorandum as required under the Companies Law and the Rules of the Grand Court, information regarding NWTMT, recommendations from the independent board committee of NWTMT with respect to the Proposal and the Scheme and the advice of the independent financial adviser to the independent board committee of NWTMT, a notice of the Court Meeting and a notice of an extraordinary general meeting of NWTMT, together with proxies in relation thereto, will be despatched to the Shareholders as soon as practicable and in compliance with the requirements of the Takeovers Code and the Grand Court.

Save for the Proposal and the Scheme itself, there are no arrangements (whether by way of option, indemnity or otherwise) of the kind referred to in Note 8 to Rule 22 of the Takeovers Code between NWD or any person acting in concert with either of them and any other person in relation to shares of NWD or the Shares which might be material to the Proposal.

/

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.

"AIG Fund II"	AIG Asian Infrastructure Management II Ltd. as general partner of AIG Asian Infrastructure Management II LP as general partner of AIG Asian Infrastructure Fund II LP, a substantial shareholder of NWTMT and a connected person of NWD
"Announcement Date"	2 November 2005, being the date of this announcement
"Applicable Percentage Ratios"	the percentage ratios other than profits ratio (all as defined in Rule 14.04(9) of the Listing Rules) applicable to the transaction contemplated under the Proposal in accordance with Chapter 14A of the Listing Rules
"Authorisations"	all the necessary authorisations, registrations, filings, rulings, consents, permissions and approvals in connection with the Proposal
"Cancellation Price"	the cancellation price of HK$0.75 per Scheme Share payable in cash by NWD to the Scheme Shareholders
"Companies Law"	the Companies Law Cap. 22 (Law 3 of 1961), as consolidated and revised of the Cayman Islands
"Court Meeting"	a meeting of the Scheme Shareholders to be convened at the direction of the Grand Court at which the Scheme will be voted upon
"Executive"	the Executive Director of the Corporate Finance Division of the SFC or any delegate thereof
"FCIL"	Financial Concepts Investment Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned subsidiary of NWS
"Grand Court"	Grand Court of the Cayman Islands
"HK$"	Hong Kong dollar(s), the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Independent Shareholders"	Shareholders other than NWD and parties acting in concert with NWD (the parties presumed under the Takeovers Code to be so acting in concert include FCIL, Mrs. Cheng, Dr. Sin Wai-Kin, David and his spouse, Mr. Liang Chong-Hou, David and Standard Chartered)
"Mrs. Cheng"	Madam Ip Mei-Hing, Katherine, the spouse of Dr. Cheng Kar-Shun, Henry, managing director of NWD and Chairman of NWTMT
"NWD"	New World Development Company Limited, a company incorporated in Hong Kong with limited liability, the shares of which are currently listed on the Main Board of the Stock Exchange, and approximately 35.5% of the issued share capital of which is owned by Chow Tai Fook Enterprises Limited (a company incorporated in Hong Kong controlled by Dato' Dr. Cheng Yu-Tung and his extended family) and its subsidiaries
"NWD Group"	NWD and its wholly-owned subsidiaries
"NWS"	NWS Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are currently listed on the Main Board of the Stock Exchange
"NWTMT"	New World TMT Limited, a company incorporated in the Cayman Islands with limited liability, the shares of which are currently listed on the Main Board of the Stock Exchange

"NWTMT Group"	NWTMT and its subsidiaries
"PRC"	the People's Republic of China
"Proposal"	the proposal for the privatisation of NWTMT by NWD by way of the Scheme
"Relevant Authorities"	appropriate governments and/or governmental bodies, regulatory bodies, courts or institutions
"Scheme"	a scheme of arrangement under Section 86 of the Companies Law involving the cancellation of all the Scheme Shares
"Scheme Shareholder(s)"	Shareholder(s) of NWTMT other than the NWD Group
"Scheme Share(s)"	Share(s) held by the Scheme Shareholders
"SFC"	Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shareholders"	registered holders of Shares
"Shares"	shares of HK$1.00 each in the share capital of NWTMT
"Standard Chartered"	Standard Chartered Bank (Hong Kong) Limited, the financial adviser to NWD. Standard Chartered is registered as a registered institution with the SFC to conduct types 1, 4 and 6 regulated activities under the SFO and is a licensed bank under the Banking Ordinance
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	The Code on Takeovers and Mergers
"trading day"	a day on which the Stock Exchange is open for the business of dealings in securities

By Order of the Board of
New World Development Company Limited
Leung Chi-Kin, Stewart
Company Secretary

By Order of the Board of
New World TMT Limited
Richard Poon
Company Secretary

Hong Kong, 2 November 2005

As at the Announcement Date, the board of directors of NWD comprises: (a) executive directors: Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) non-executive directors: Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) independent non-executive directors: Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

The directors of NWD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the NWTMT Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the NWTMT Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the NWTMT Group) misleading.

As at the Announcement Date, the board of directors of NWTMT comprises: (i) executive directors: Dr. CHENG Kar-Shun, Henry, Mr. WONG Chi-Chiu, Albert and Dr. WAI Fung-Man, Norman; (ii) Non-executive Directors: Mr. Wilfried Ernst KAFFENBERGER (alternate director to Mr. Wilfried Ernst KAFFENBERGER: Mr. YEUNG Kun-Wah, David), Mr. FU Sze-Shing, Mr. LEE Sean, Sammy and Mr. LAI Hing-Chiu, Dominic; and (iii) independent non-executive directors: Dr. LAM Man-Kit, Dominic, The Honourable SHEK Lai-Him, Abraham and Mr. KONG Chi-How, Johnson.

The directors of NWTMT jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to NWD and its subsidiaries (except the NWTMT Group)) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to NWD and its subsidiaries (except the NWTMT Group)) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to NWD and its subsidiaries (except the NWTMT Group)) misleading.

Reminder – Responsibilities of stockbrokers, banks and other intermediaries

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant Rules. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than $1 million.

This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.

* *For identification purposes only*

"Please also refer to the published version of this announcement in The Standard"